Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR26-06

Silver North Outlines Largest Exploration Program to Date at Haldane Following 2025 Success

2025 Highlights & 2026 Outlook

•High Grade Results: Drilling at Haldane yielded the best hole in property history (HLD25-31) returning 818 g/t silver over 13.15 m.

•Target Expansion: Successfully expanded Main Fault mineralization to over 100 metres along strike and 150 metres downdip.

•2026 Program: Largest drill program to date will focus on expansion of Main Fault target on strike and downdip, test additional targets, with working beginning in March with an airborne geophysical survey.

•Strong Financial Position: Completed a $2.25 million financing in December 2025, and a $11.6 million financing in February 2026, to fully fund exploration and operations for two years.

Vancouver, BC, February 19, 2026 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) (“Silver North” or the “Company”) is pleased to review its transformative 2025 exploration season and outline an ambitious 2026 exploration strategy.

Corporate Update

The price of silver had another strong year in 2025, ending the year over USD$70 per ounce after starting the year just under USD$29 per ounce. The strength of silver provided a very solid back drop for silver explorers and Silver North was able to take advantage of the strong market with another year of excellent results at both the Haldane and Veronica properties. This success was reflected in the Company’s share price which closed the year at $0.39 on robust trading volume compared to its January 2025 low of $0.065.

The early portion of 2025 was focussed on preparations for field programs at both Haldane and Veronica and financings to fund these programs in order to achieve management’s exploration goals. This culminated in financings at $0.10 and $0.15 in April and July for a total of $1.72 million and a Charity Flow Through Financing at $0.21 in July, raising a total of $2.1 million. Following the successful 2025 field season and to facilitate 2026 program preparations, management completed a $2.25 million flow through financing at $0.35 in December.

Subsequent to the July financing, field programs commenced at both projects, with the goal of expanding mineralization at the Main Fault target at Haldane and at Veronica, efforts focussed on expanding the anomalous soil geochemical footprint and potentially identifying mineralization sources for this geochemistry.

HALDANE PROJECT: Expanding the Main Fault Zone

The primary goal of the 2025 program was to test the Main Fault along strike and downdip from the 2024 discovery of silver-lead-zinc mineralization intersected in drill holes HLD24-29 and HLD24-30.

The eight hole, 1,759.5 m program, was completed in November 2025, targeting mineralization on sections 50 metres northeast and southwest of the discovery section and downdip of the discovery holes. The program was successful in testing the Main Fault along strike and downdip in all holes where siderite, silver–bearing galena and sphalerite mineralization were intersected in all holes except HLD25-37 that was lost at the top of the interpreted Main Fault structure.

The highlight of the 2025 program was hole HLD25-31 that intersected the Main Fault approximately 90 m downdip from HLD24-30, yielding a 13.15 m mineralized intersection averaging 818 g/t silver, 1.39 g/t gold, 2.54% lead and 0.98% zinc from 249.9 metres down hole. A sub-interval of this mineralization averaged 2,014 g/t silver, 1.72 g/t gold, 4.73% lead and 1.1% zinc over 3.2 m from 251.8 m, while another sub-interval starting at 256.1 m averaged 1,112 g/t silver, 4.61 g/t gold, 7.11% lead and 1.51% zinc over 1.25 m. The HLD25-31 intersection appears to indicate a steeping of the structure versus the apparent dip in holes HLD24-29 and 30. Additionally, the elevated gold grades observed in the hanging wall intersection of HLD24-30 are observed throughout the entire 13.15 m interval.

Table 1: 2025 Drilling – Significant Results

Hole[1]	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq2
HLD25-31	249.90	263.05	13.15	818	1.39	2.54	0.98	896
incl	251.80	255.00	3.20	2014	1.72	4.73	1.10	2055
incl	256.10	257.35	1.25	1112	4.61	7.11	1.51	1446

HLD25-32	153.00	175.65	22.65	160	0.23	0.75	0.80	187
incl	165.10	171.60	6.50	326	0.19	0.81	1.30	346
and incl	169.00	169.80	0.80	1438	0.51	2.78	1.60	1428

HLD25-33	193.49	199.05	5.56	176	0.11	1.33	1.96	224
incl	195.35	197.80	2.45	311	0.17	1.51	3.27	376

HLD25-34	157.50	171.10	13.60	146	0.15	2.34	1.24	204
incl	159.00	168.20	9.20	196	0.19	3.22	0.76	260
and incl	165.80	167.00	1.20	467	0.21	12.07	1.34	672

HLD25-35	170.60	198.50	27.90	153	0.18	0.47	0.75	172
incl	170.60	185.00	14.40	231	0.24	0.54	0.39	243
and incl	174.15	175.00	0.85	425	0.15	2.24	0.55	447
and incl	179.50	180.75	1.25	1261	0.74	0.35	0.41	1217
incl	189.80	196.15	6.35	55	0.08	0.27	0.80	73
and incl	191.40	192.20	0.80	642	0.30	3.38	4.57	742

HLD25-36	161.00	164.15	3.15	228	0.10	0.48	0.45	232
	182.40	191.50	9.10	428	0.73	5.26	1.73	557
incl	188.00	190.80	2.80	1069	1.41	12.60	3.02	1335

HLD25-38	177.00	178. 50	1.50	406	0.10	3.13	0.18	436
	196.30	218.30	22.00	71	0.17	1.56	0.76	114
incl	198.00	207.50	9.50	140	0.29	3.44	1.34	227
and incl	203.60	205.50	1.90	437	0.35	14.55	4.04	740

1 A table of drill hole collar location data can be found in the Company’s news release dated January 12, 2026, available on the Company’s website.

2Silver-equivalent values are calculated assuming typical recoveries based on metallurgical studies conducted on a range of analogous vein deposits and are not necessarily reflective of metallurgy on the property. No metallurgical work has been reported on the property. The recoveries used are 92% silver, 70% gold, 88% lead and 70% zinc. The silver – equivalent formula: using the formula: ((35 * silver (g/t)*0.92 / 31.1035) + (3000 * gold (g/t)*0.70 / 31.1035) + (1.00 * 2204 * lead %*0.88/100) + (1.20 * 2204 * zinc %*0.70/100)) *(31.1035 / 35). Metal price assumptions are US$35/oz silver, US$3,000/oz gold, US$1.00/lb lead and US$1.20/lb zinc. True widths are unknown.

VERONICA PROJECT: New Discoveries

The Company’s inaugural exploration program at Veronica also commenced in August of 2025, partially funded via a grant under the Yukon Mineral Exploration Program.  Under this program, qualifying exploration expenditures can be refunded up to a total of $30,000.

Veronica is one of three properties comprising the GDR Project in southern Yukon Territory. Results of the program, which included prospecting, geological mapping, soil geochemical sampling and hand trenching include the expansion of the previously identified multi-element soil geochemical anomaly (the Betty target) as well as the first-ever discovery of silver-bearing mineralization in float cobbles (2,860 and 213 g/t silver) and in outcrop (33.7 and 17.15 g/t silver). Prior to the 2025 program, no silver-bearing mineralization had been discovered on the Veronica property.

Previous operators identified a 450 m by 450 m silver-lead±zinc multi-element soil geochemical anomaly in 2016 (according to a filed, but unpublished, assessment report by the property vendors and filed with the Yukon government), which was the focus of the 2025 program. The 2025 program successfully expanded this anomaly to over 1 km by 1 km in size (now termed the “Betty Anomaly” or “Betty Target”). The Betty Anomaly is now defined as a coincident silver (1 ppm to 31.1 ppm), lead (50 ppm to 8850 ppm) and zinc (200 ppm to 3830 ppm) anomaly that remains open to the east, and potentially to the south.

Mapping and prospecting work at the Betty Anomaly discovered the first ever mineralization found at Veronica, consisting of massive galena-bearing cobble-sized float, and subsequently, in outcrop. Float samples include a 15-cm wide massive sulphide cobble which returned 2,860 g/t Ag, 0.412 g/t Au, 76.8% Pb, 0.13% Cu, 0.18% Zn and 2,250 ppm Sb, (Sample K665269) and a cobble-sized sample uncovered in a hand trench in the same area that returned 213 g/t Ag, 9.60% Pb and 367 ppm Sb (Sample K665270).  These areas collectively make up the Lodge Showing.

Approximately 100 m to the northeast of the Lodge Showing, an outcropping brecciated and silicified fault zone was discovered, the Cooper Showing, hosting disseminated and blebby galena.  Grab samples from the outcropping structure returned 33.17 g/t Ag, 1.36% lead, 0.40% Zn and 26 ppm Sb (Sample E812425), and 17.15 g/t Ag, 0.71% Pb, 0.17% Zn and 22.3 ppm Sb (E82424).

Geological mapping indicates the potential preservation of the prospective stratigraphy known for hosting high grade silver-lead-zinc mineralization at Silvertip. The Veronica claims, part of the recently optioned GDR project, are located adjacent to the Tim Property (under separate option to Coeur Mining), in the Silvertip area of southern Yukon Territory. Exploration in the region is targeting high grade silver-lead-zinc mineralization similar to that found at the Silvertip Mine, approximately 12 km to the southwest of Veronica.

2026 Outlook

With the recent closing of an $11.6 million financing, Silver North is fully financed for the 2026 and 2027 field seasons. Management is currently planning the scope of the 2026 drill program at Haldane and has earmarked a budget of $5 million to continue with expansion of the Main Fault target as the primary focus of the program. Fieldwork will commence in late March or early April with airborne magnetics and electromagnetics surveys. Drilling will commence as soon as weather permits but is expected to start by the first week of June. Two drills will be on site for four to five months, with an expected five to seven thousand metres of drilling through the 2026 season.

Exploration in the Silvertip District will be undertaken in the summer of 2026. Coeur Mining, earn-in partner and operator of the Company’s Tim project, 19 km north of their Silvertip Mine Project, is in the planning stages of this year’s program. Those plans will be conveyed to our shareholders once they have been made available to Silver North and is expected to consist of drilling at this silver – lead – zinc bearing CRD target in southern Yukon.

Management is also planning a follow up program to the highly successful Veronica property program from 2025. Budgeted at $500,000, Silver North is planning airborne magnetics and electromagnetics geophysical surveys, as well as further groundwork likely to include additional mapping, prospecting and soil geochemical surveys to delineate drill targets for subsequent programs.

Full details of Silver North’s exploration plans will be released as they become available.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.